UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*

Medgenics, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

58436Q203
(CUSIP Number)

Isaac Blech
75 Rockefeller Plaza, 29th Floor
New York, NY 10019
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

January 2, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

 ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (1)

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 12,259,955 shares of common stock, par value $0.00001 per share, of the Issuer (“Common Stock”) outstanding on November 11, 2012, as reported in the Issuer’s Form 10-Q filed with the Commission on November 14, 2012.

2

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

River Charitable Remainder Unitrust f/b/o Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,075,828

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

1,075,828

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,075,828

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6% (1)

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 12,259,955 shares of common stock, par value $0.00001 per share, of the Issuer (“Common Stock”) outstanding on November 11, 2012, as reported in the Issuer’s Form 10-Q filed with the Commission on November 14, 2012.

3

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

West Charitable Remainder Unitrust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

400,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

400,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3% (1)

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

(1) The calculation of the foregoing percentage is based on 12,259,955 shares of common stock, par value $0.00001 per share, of the Issuer (“Common Stock”) outstanding on November 11, 2012, as reported in the Issuer’s Form 10-Q filed with the Commission on November 14, 2012.

4

CUSIP No.	58436Q203

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isaac Blech

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

28,212 (1)

8.	SHARED VOTING POWER

1,875,828

9.	SOLE DISPOSITIVE POWER

28,212 (1)

10.	SHARED DISPOSITIVE POWER	☐

1,875,828

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,904,040 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2% (2)

14.	TYPE OF REPORTING PERSON*

IN

*(SEE INSTRUCTIONS)

(1) Includes Common Stock (as defined below) underlying stock options and restricted stock, with respect to which are exercisable or will become exercisable within 60 days following the date of this Schedule 13D. The number of shares reported herein does not include an aggregate of 31,356 unvested stock options and an aggregate of 3,500 shares of unvested restricted stock, with respect to which are not currently exercisable and will not become exercisable within 60 days.

(2) The calculation of the foregoing percentage is based on 12,259,955 shares of common stock, par value $0.00001 per share, of the Issuer (“Common Stock”) outstanding on November 11, 2012, as reported in the Issuer’s Form 10-Q filed with the Commission on November 14, 2012.

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CUSIP No.	58436Q203

Item 1.	Security and Issuer.

The name of the issuer of the class of equity securities to which this statement relates is Medgenics, Inc., a Delaware corporation (the “Issuer”). The class of equity security to which this statement relates is the Issuer’s Common Stock, par value $0.00001 per share. The address of the Issuer’s principal executive offices is: 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182.

Item 2.	Identity and Background.

(a)-(c), (f)	This Schedule 13D is being filed by (i) Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen, (ii) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87), a trust formed under the laws of the state of New York (the “Liberty Trust”, (iii) River Charitable Remainder Unitrust f/b/o Isaac Blech, a trust formed under the laws of the state of New York (the “River Trust”), and (iv) West Charitable Remainder Unitrust, a trust formed under the laws of the state of New York (the “West Trust”, together with the Liberty Trust and River Trust (the “Trusts”), and together with Mr. Blech, the Liberty Trust and River Trust, the “Reporting Persons”). The principal address of each of the Reporting Persons is 75 Rockefeller Plaza, 29th Floor, New York, NY 10019.

(d), (e)	None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Source and Amount of Funds or Other Consideration as of January 11, 2013 is incorporated herein by reference from items (4) and (7) – (11) of the cover pages of this Schedule 13D.

Item 4.	Purpose of Transaction

The responses to Item 3 are incorporated herein by reference.

Mr. Blech is a director of the Issuer, for which the Issuer has awarded Mr. Blech equity securities as compensation for his directorship. The Trusts have acquired their equity securities for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon, among other things, current and anticipated future trading prices for the Issuer’s securities, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons’ overall strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies intended to enhance the value of their investment in the Issuer, enhance the value of the Issuer’s assets or enhance the value of the Reporting Persons’ assets through the involvement of the Issuer, or other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting a transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

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There can be no assurance that the Reporting Persons will pursue any of the matters set forth above. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plan or proposal with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person’s sole discretion, to take or refrain from taking any of the actions set forth above.

Except as described above, the Reporting Person currently has no plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Aggregate Number and Percentage of Securities. See Item 2 of this Schedule 13D and Items 11 and 13 of the cover pages hereto for the aggregate number of shares of Common Stock and percentage of Common Stock deemed to be beneficially owned by each of the Reporting Persons.

(b)	Power to Vote and Dispose. See Items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock deemed to be beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Transactions within the past 60 days. Except as described in Item 3 or Item 4 above, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Acquisition Statement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2013

LIBERTY CHARITABLE REMAINDER TRUST FBO ISAAC BLECH UAD 01/09/87

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

WEST CHARITABLE REMAINDER UNITRUST

By:	/s/ Isaac Blech
Name: Isaac Blech
Title: Trustee

/s/ Isaac Blech
Name: Isaac Blech

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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